Filed by GTECH S.p.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities and Exchange Act

Subject Company: GTECH S.p.A.; International Game Technology

Filer’s SEC File No.: 333-146050

Date: October 1, 2014

NEWS RELEASE

BOARD APPROVES PREVIOUSLY ANNOUNCED CROSS-BORDER MERGER OF GTECH INTO GEORGIA WORLDWIDE PLC AND THE REPURCHASE OF UP TO 16,676,505 GTECH SHARES

ROME, ITALY and PROVIDENCE, RHODE ISLAND (US) — October 1, 2014 — GTECH S.p.A.’s (ISE: GTK) Board of Directors (the “Board”) today formally approved the previously announced cross-border merger (the “Merger”) of GTECH into Georgia Worldwide PLC (NewCo) and the repurchase of up to 16,676,505 GTECH shares.

Cross-border Merger of GTECH into NewCo

The Merger is part of a broader transaction whereby GTECH will acquire International Game Technology (NYSE: IGT) pursuant to the Agreement and Plan of Merger (the “Agreement”) that was announced on July 16, 2014. NewCo’s Board of Directors also approved the Merger.

In the Merger, GTECH shareholders will receive one ordinary share in NewCo for each GTECH share they hold. The Merger is subject to the fulfillment of certain conditions precedent contained in the Agreement, including the listing of NewCo shares on the New York Stock Exchange (NYSE) and the receipt of required antitrust and gaming clearances. GTECH can terminate the Agreement, inter alia, in the event that withdrawal rights in excess of 20% of GTECH’s share capital outstanding as of the date of the Agreement are exercised.

GTECH shareholders who are not in favor of the Merger will be entitled to exercise their withdrawal rights within the timeframe and in the manner prescribed by Italian Law. The effectiveness of any withdrawal is subject to the completion of the Merger. Assuming that no withdrawal rights are exercised (and without taking into account treasury shares held on the Merger effective date, if any), it is expected that GTECH shareholders will own 100% of NewCo immediately following the Merger but prior to the IGT portion of the transaction and that, upon completion of the IGT portion of the transaction, current shareholders of IGT and GTECH will hold approximately 20% and 80%, respectively, of NewCo’s ordinary shares, with the De Agostini group holding approximately 47%.

Upon completion of the transactions contemplated by the Agreement, NewCo will become the parent holding company for the combined operations of GTECH and IGT, with its registered office in London. The group will have operating headquarters in Las Vegas, Providence and Rome. The name of NewCo may change before the effective date of the Merger.

To encourage long-term share ownership, as previously announced, NewCo will adopt a loyalty share program that will offer all NewCo shareholders (at the closing of the transaction and thereafter) that hold their NewCo ordinary shares continuously for at least three years, enhanced voting rights.

The Board has mandated the Chairman to convene an extraordinary meeting of GTECH shareholders to approve the Merger. Documentation regarding the Merger will be made available in places and under the terms established by law.

It should be noted that the F-4 filing documents regarding the IGT transaction will be available today at www.sec.gov.

New share repurchase program

Following the May 8, 2014 shareholder approval, the Board also approved a new share repurchase program for up to 16,676,505 shares equivalent to approximately 9.5% of GTECH’s share capital (the “Program”). The Program is designed to ensure the regular trading of GTECH shares in the event that anomalous movements occur due to excess volatility or lack of liquidity, pending the acquisition of IGT. The Program allows for purchases on the open market commencing on the date of the shareholders’ extraordinary meeting call, through the end of GTECH shareholders withdrawal right exercising period, in compliance with the Agreement. Mediobanca has been mandated to execute the Program.

The maximum number of shares that can be purchased on any given trading day cannot exceed 25% of the average daily trading volume of GTECH shares on the “Mercato Telematico Azionario” (Italian Stock Exchange) during the 20 days preceding the purchase date.

Shares may not be purchased at a price greater than the highest price of the most recent independent transaction and the current highest independent offer price on the Italian Stock Exchange, and the maximum repurchase price per GTECH share is €18.44 (GTECH’s closing price on the day of the Agreement). In addition, the maximum aggregate share repurchase consideration shall be in compliance with GTECH’s financing agreements in place from time to time.

Should purchases occur pursuant to the Program, GTECH will communicate details of the purchases based on current regulation.

As of today, GTECH holds 1,782,426 of its shares, amounting to 1.02% of its share capital. No subsidiary of the Company holds GTECH shares.

Main related news releases: May 8; June 30; July 16; September 23, 2014

Cautionary Statement Regarding Forward Looking Statements

This news release contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. On October 1, 2014, NewCo will file with the SEC a registration statement on Form F-4, which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 will be available today at www.sec.gov.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

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GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets, delivering best-in-class products and services, with a commitment to the highest levels of integrity, responsibility, and shareholder value creation. The Company is listed on the FTSE MIB at the Italian Stock Exchange under the trading symbol “GTK” and is majority owned by De Agostini S.p.A. In 2013, GTECH had approximately €3.1 billion in revenues and 8,600 employees with operations in approximately 100 countries on six continents. For more information, please visit www.gtech.com.

For further information:

Robert K. Vincent	Simone Cantagallo
GTECH S.p.A.	GTECH S.p.A.
Corporate Communications	Media Communications
T. (+1) 401 392 7452	T. (+39) 06 51899030

This news release and those archived are available at www.gtech.com